Exhibit 99.2

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. 2026 ADS-TEC ENERGY PLC Annual Meeting of Shareholders Monday, September 21, 2026 2:00 p.m. Irish Standard Time This Proxy is Solicited On Behalf Of The Board Of Directors Please Be Sure To Mark, Sign, Date and Return Your Proxy Card in the Envelope Provided FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED THE BOARD OF DIRECTORS OF ADS-TEC ENERGY PLC RECOMMENDS A VOTE “FOR” ALL PROPOSALS. Please mark your votes like this 1. To consider the Company’s statutory financial statements for the year ended 31 December 2025; To acknowledge the re-appointment of BDO as the Company’s statutory auditor; 3. To authorise the Directors to fix the remuneration of the statutory auditors; 4. To re-elect Sonja Harms for a three year term; 5. To re-elect Andreas Fabritius for a three year term; 6. To grant the Board of Directors the authority to allot relevant securities under Irish law; 7. To grant the Board of Directors the authority to opt-out of pre-emption rights under Irish law OR AGAINST ABSTAIN CONTROL NUMBER Signature Signature, if held jointly Date 2026. Note: Signature should agree with name printed hereon. If shares are held in the name of more than one person, EACH joint owner should sign. Executors, administrators, trustees, guardians, and attorneys should indicate the capacity in which they sign. Attorneys should submit powers of attorney.

2026 FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED PROXY ADS-TEC ENERGY PLC THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS I/We hereby appoint the Chairman of the AGM, with full power of substitution and revocation, to vote on behalf of the undersigned all shares of common stock of Ads-Tec Energy PLC, which the undersigned is entitled to vote at the annual meeting of shareholders to be held on Monday, September 21, 2026 at 2:00 p.m. Irish Standard Time, or any adjournments thereof. THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF ALL PROPOSALS, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING. (Continued and to be marked, dated and signed on the other side)